UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                            Korn/Ferry International
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                    500643200
                                 (CUSIP Number)

                                 David L. Lowe
                       Friedman Fleischer & Lowe GP, LLC
                         One Maritime Plaza, Suite 1000
                        San Francisco, California 94111
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 25, 2004
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)






--------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                        ------------------
CUSIP No.  500643200                SCHEDULE 13D              Page 2 of 10 Pages

----------------------                                        ------------------

------------ -------------------------------------------------------------------
 1           NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             Friedman Fleischer & Lowe Capital Partners, L.P.
------------ -------------------------------------------------------------------
 2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                  (b) [X]

------------ -------------------------------------------------------------------
 3           SEC USE ONLY

------------ -------------------------------------------------------------------
 4           SOURCE OF FUNDS*

             OO
------------ -------------------------------------------------------------------
 5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                    [   ]

             Not applicable
------------ -------------------------------------------------------------------
 6           CITIZENSHIP OR PLACE OF ORGANIZATION

             Friedman Fleischer & Lowe Capital Partners, L.P. is organized under the laws of the State of Delaware.
------------ --- ---------------------------------------------------------------
              7  SOLE VOTING POWER
 NUMBER OF
   SHARES        4,110,182 (including shares issuable upon exercise of warrants)
BENEFICIALLY --- ---------------------------------------------------------------
  OWNED BY    8  SHARED VOTING POWER
    EACH
 REPORTING       0
PERSON WITH  --- ---------------------------------------------------------------
              9  SOLE DISPOSITIVE POWER

                 4,110,182 (including shares issuable upon exercise of warrants)
             --- ---------------------------------------------------------------
              10 SHARED DISPOSITIVE POWER

                 0
------------ -------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,110,182 (including shares issuable upon exercise of warrants)
                       (See Item 5)
------------ -------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                 [   ]

             Not applicable
------------ -------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Approximately 10.85%  (See Item 5)
------------ -------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON *

             PN
============ ===================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                        ------------------
CUSIP No.  500643200                SCHEDULE 13D              Page 3 of 10 Pages

----------------------                                        ------------------

------------ -------------------------------------------------------------------
 1           NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             FFL Executive Partners, L.P.
------------ -------------------------------------------------------------------
 2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                  (b) [X]

------------ -------------------------------------------------------------------
 3           SEC USE ONLY

------------ -------------------------------------------------------------------
 4           SOURCE OF FUNDS*

             OO
------------ -------------------------------------------------------------------
 5           CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                [   ]

             Not applicable
------------ -------------------------------------------------------------------
 6           CITIZENSHIP OR PLACE OF ORGANIZATION

             FFL Executive Partners, L.P. is organized under the laws of the State of Delaware.
------------ ------ ------------------------------------------------------------
               7    SOLE VOTING POWER
 NUMBER OF
   SHARES           74,353 (including shares issuable upon exercise of warrants)
BENEFICIALLY ------ ------------------------------------------------------------
  OWNED BY     8    SHARED VOTING POWER
    EACH
 REPORTING          0
PERSON WITH  ------ ------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER

                    74,353 (including shares issuable upon exercise of warrants)
             ------ ------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
------------ -------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             74,353 (including shares issuable upon exercise of warrants)
                    (See Item 5)
------------ -------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                 [   ]

             Not applicable
------------ -------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Approximately .20%  (See Item 5)
------------ -------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON *

             PN
============ ===================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                      KORN/FERRY INTERNATIONAL SCHEDULE 13D
                                 AMENDMENT NO. 1

NOTE: This Amendment No. 1 amends a Statement on Schedule 13D filed on July 2, 2002 by Friedman Fleischer & Lowe Capital Partners, L.P., a Delaware limited partnership ("FFL Capital Partners"), and FFL Executive Partners, L.P., a Delaware limited partnership ("FFL Executive Partners," and together with FFL Capital Partners, the "FFL Funds" or the "Reporting Persons"). This Amendment No. 1 is filed on behalf of FFL Funds.

     This Amendment No. 1 is being filed to reflect the sale by FFL Funds of 3,415 shares of 7.5% Convertible Series A Preferred Stock, of Korn/Ferry International (the "Issuer") and 7.5% Convertible Subordinated Notes Due 2010 of the Issuer with an aggregate principal amount of $13,662,000 (collectively, the "Convertible Securities"), all of which are convertible into the aggregate amount of 1,675,858 shares of the Issuer's Common Stock, to Credit Suisse First Boston Capital LLC pursuant to a Forward Sale Contract entered into as of June 25, 2004. The Forward Sale Contract provides that the Reporting Persons will be required to deliver the Convertible Securities in June, 2006. There has been no change in the information set forth in response to Item 1 or 2 of the Schedule 13D. Accordingly, those Items are omitted from this Amendment No. 1.

Item 3.    Source and Amount of Funds or Other Consideration

     Item 3 is amended to add the following:

     On September 11, 2002 a registration statement registering the common stock of the Issuer underlying the Convertible Securities and the eight-year warrants, was filed by the Issuer with the Securities and Exchange Commission.

     On June 25, 2004 FFL Funds sold 3,415 shares of the 7.5% Convertible Series A Preferred Stock and 7.5% Convertible Subordinated Notes Due 2010 with an aggregate principal amount of $13,662,000, all of which are convertible into the aggregate amount of 1,675,858 shares of the Issuer's Common Stock, to Credit Suisse First Boston Capital LLC pursuant to a Forward Sale Contract. The Forward Sale Contract provides that the Reporting Persons will be required to deliver the Convertible Securities in June, 2006.

Item 4.    Purpose of Transaction

     Item 4 is amended to read as follows:

     As described above, FFL Funds entered into a Forward Sale Contract whereby it sold the Convertible Securities. On an evaluation of the Issuer's business prospects and financial condition, the market for the Common Stock and other equity securities, other available investment opportunities, money and stock market conditions and other future developments, the Reporting Persons have decided to sell part of its holdings of the Issuer's Common Stock in such forward sale contract for the purpose of raising capital.

     Except as set forth in this Schedule 13D/A, none of the Reporting Persons has a present plan or proposal that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions, subject to any applicable terms and conditions in the Investor Rights Agreement, which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer's Common Stock to cease to be listed on the New York Stock Exchange or causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Exchange Act.


Item 5.  Interest in Securities of Issuer

     Items 5(a), 5(b) and 5(c) are amended to read as follows:

     (a) The following table describes the number of shares of Common Stock issuable upon exercise or conversion of derivative securities and the percentage of outstanding shares of Common Stock that would be owned by the Reporting Persons upon such issuance. All percentages below are based on 37,894,244 shares of Common Stock issued and outstanding on March 9, 2004, as represented by the Issuer in its quarterly report on Form 10-Q for the quarter ended January 31, 2004, as filed on March 12, 2004.

        Name              Warrants        Preferred Stock           Notes              Total         Percent Ownership
        ----              --------        ---------------           -----              -----         -----------------

FFL Capital Partners      269,335             768,208             3,072,639          4,110,182             10.85%

FFL Executive              4,872              13,897               55,584             74,353                .20%
Partners

Total  (FFL Funds)        274,207             782,105             3,128,222          4,184,534             11.05%


     (b) FFL Capital Partners. FFL Capital Partners has the sole power to vote, or direct the vote of, and to dispose, or direct the disposition of 4,110,182 shares of Common Stock.

     FFL Executive Partners. FFL Executive Partners has the sole power to vote, or direct the vote of, and to dispose, or direct the disposition of 74,353 shares of Common Stock.

     FFL GP. FFL GP may be deemed to have the power to vote, and direct the vote of, or to dispose, or direct the disposition of, the 4,184,534 shares of Common Stock owned by FFL GP, as the general partner of each of the FFL Funds. FFL GP disclaims beneficial ownership of any shares of Common Stock owned by the FFL Funds, except to the extent of its pecuniary interest therein, if any.

     The Managing Members. The Managing Members may be deemed to have the power to vote, and direct the vote of, or to dispose, or direct the disposition of, the 4,184,534 shares of Common Stock owned by the FFL Funds as managing members of FFL GP. Each of the Managing Members disclaims beneficial ownership of any shares of Common Stock owned by the FFL Funds, except to the extent of his pecuniary interest therein, if any.

     (c) Except as otherwise described herein or in any Exhibit filed herewith, to the knowledge of the Reporting Persons, none of the persons named in response to paragraph (a) above has effected any transaction in shares of Common Stock (or in Common Stock equivalents) during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Reference is hereby made to the information disclosed under Items 3 and 4 of the Schedule 13D and Schedule 13D/A and is incorporated by reference in response to this Item 6.


Item 7.  Material to be Filed as Exhibits

Exhibit  1 -   Which  was  previously  filed,  is  the  Certificate  of
               Designations  of  7.5%  Convertible   Series  A  Preferred  Stock
               (incorporated by reference to the Issuer's Form 8-K filed with the SEC on June 18, 2002).

Exhibit  2  -  Which  was  previously  filed,  is  the  Form  of  7.5%
               Convertible   Subordinated   Notes  Due  2010   (incorporated  by
               reference to the Issuer's Form 8-K filed with the SEC on June 18,
               2002).

Exhibit 3 -    Which was previously filed, is the Credit Agreement, dated as of February 14, 2003, made by the Issuer, the Lenders (as defined therein) and Wells Fargo Bank, National Association
               (incorporated by reference to the Issuer's Form 10-Q filed with the SEC on March 17, 2003).

Exhibit 4 -    Which was previously  filed, is the Form of Stock Purchase
               Warrant (incorporated by reference to the Issuer's Form 8-K filed with the SEC on June 18, 2002).

Exhibit 5 -    Which  was  previously  filed,  is  the  Investor  Rights
               Agreement, dated as of June 13, 2002, made by and among the Issuer and the FFL Funds (incorporated by reference to the Issuer's Form 8-K filed with the SEC on June 18, 2002).

Exhibit 6 -    Form of Forward Sale Contract, dated June 25, 2004, by and between FFL Funds and Credit Suisse First Boston Capital LLC.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     NVESTORS:

Dated:  June 25, 2004                FRIEDMAN FLEISCHER & LOWE CAPITAL
                                     PARTNERS, L.P.

                                     By: Friedman Fleischer & Lowe GP, LLC,
                                            its general partner


                                     By:  /s/  David Lowe
                                           Name: David Lowe
                                           Title:  Senior Managing Member


Dated:  June 25, 2004                FFL EXECUTIVE PARTNERS, L.P.

                                     By: Friedman Fleischer & Lowe GP, LLC,
                                            its general partner


                                     By:  /s/  David Lowe
                                           Name: David Lowe
                                           Title:  Senior Managing Member

                                  Exhibit Index


Exhibit             Description

1 Certificate of Designations of 7.5% Convertible Series A Preferred Stock (incorporated by reference to the Issuer's Form 8-K filed with the SEC on June 18, 2002)

2                   Form  of  7.5%  Convertible   Subordinated  Notes  Due  2010
                    (incorporated  by reference to  the Issuer's  Form 8-K filed with the SEC on June 18, 2002).

3 Credit Agreement, dated as of February 14, 2003, made by the Issuer, the Lenders (as defined therein) and Wells Fargo Bank, National Association (incorporated by reference to the Issuer's Form 10-Q filed with the SEC on March 17, 2003).

4 Form of Stock Purchase Warrant (incorporated by reference to the Issuer's Form 8 K filed with the SEC on June 18, 2002).

5 Investor Rights Agreement, dated as of June 13, 2002, made by and among the Issuer and the FFL Funds (incorporated by reference to the Issuer's Form 8-K filed with the SEC on June 18, 2002).

6 Form of Forward Sale Contract, dated June 25, 2004, by and between FFL Funds and Credit Suisse First Boston Capital LLC.

                                                      Credit Suisse First Boston
                                                              Equity Derivatives

                       Physically Settled Forward Contract
                                       on
                  Korn Ferry 7.5% Convertible Suborindated Note
                             Executable Terms as of
                                 June 25, 2004

Forward Buyer:            Credit Suisse First Boston Capital LLC

Forward Seller:           Friedman Fleischer & Lowe Capital Partners LP

Underlying Securities:    7.5% Convertible Suborindated Note of Korn Ferry, as adjusted pursuant to the terms of the Indenture

Trade Date:               6/25/2004

Face:                     13,662,000

Underlying Shares         1,340,726

Conversion Price          $10.19

Initial Price:            Following execution of definitive documentation and delivery of the Underlying Security to Forward Buyer,
                          Forward Buyer will pay to Forward Seller $26,072,230.98 plus Accrued Payments

Accrued Payments:          $   31,308.75

Quoted Price               $     18.2745

Maturity Date:            2 years from the Trade Date, provided that Forward Buyer may elect to accelerate the Maturity Date and take physical delivery of the Underlying Securities anytime upon 1 business day's notice

Settlement Method:        Physical.  On the Settlement Date, Forward Seller will deliver the Underlying Securities to Forward Buyer.

Interim Flows:            Forward Seller will pay Forward Buyer 100% of all Coupons, Dividends and other payments on the Underlying
                          Shares on the date of payment

Pledge:                   Forward Seller will pledge the Underlying Securities to Forward Buyer on the Trade Date, and will deliver such securities to Forward Buyer to perfect the Forward Seller's security interest.

Documentation:            Forward Buyer and Forward Seller will enter into definitive documentation reflecting the economic terms hereof as promptly as practical following the Trade Date but not to exceed 10 calendar days from the Trade
                          Date

Representation:           Forward Seller is not in possession of material non-public information regarding Korn Ferry
                          Forward Seller is not subject to any Korn Ferry blackout window
                          Forward Seller will file a Form 144 simultaneous with the execution hereof


Name: Rajat Duggal, Managing Director                                           Name: Stephen Roti, Managing Director

Signature:___________________________                                           Signature:___________________________

Credit Suisse First Boston makes no representations as to the tax, legal, credit and/or accounting consequences to the client of entering into this type of transaction. Clients are advised to make an independent review of these issues and to reach their own conclusions. Prices are provided for information purposes only. This term sheet represents neither an offer to sell nor a solicitation to buy securities.


                                                      Credit Suisse First Boston
                                                              Equity Derivatives

                       Physically Settled Forward Contract
                                       on
                 Korn Ferry Convertible Series A Preferred Stock
                             Executable Terms as of
                                  June 25, 2004

Forward Buyer:           Credit Suisse First Boston Capital LLC

Forward Seller:          Friedman Fleischer & Lowe Capital Partners LP

Underlying Securities:   7.5% Convertible Series A Preferred Stock of Korn Ferry, as adjusted pursuant to the terms of the Indenture

Trade Date:              6/25/2004

Face:                    3,415,000

Underlying Shares        335,132

Conversion Price         $10.19

Initial Price:           Following execution of definitive documentation and delivery of the Underlying Security to Forward Buyer,
                         Forward Buyer will pay to Forward Seller $6,517,103.56 plus Accrued Payments

Accrued Payments:        $    7,826.04

Quoted Price             $     18.2745

Maturity Date:           2 years from the Trade Date, provided that Forward Buyer may elect to accelerate the Maturity Date and take physical delivery of the Underlying Securities anytime upon 1 business day's notice

Settlement Method:       Physical.  On the Settlement Date, Forward Seller will deliver the Underlying Securities to Forward Buyer.

Interim Flows:           Forward Seller will pay Forward Buyer 100% of all Coupons, Dividends and other payments on the Underlying
                         Shares on the date of payment

Pledge:                  Forward Seller will pledge the Underlying Securities to Forward Buyer on the Trade Date, and will deliver such securities to Forward Buyer to perfect the Forward Seller's security interest.

Documentation:           Forward Buyer and Forward Seller will enter into definitive documentation reflecting the economic terms hereof as promptly as practical following the Trade Date but not to exceed 10 calendar days from the Trade
                         Date

Representation:          Forward Seller is not in possession of material non-public information regarding Korn Ferry
                         Forward Seller is not subject to any Korn Ferry blackout window
                         Forward Seller will file a Form 144 simultaneous with the execution hereof

Name: Rajat Duggal, Managing Director                                           Name: Stephen Roti, Managing Director

Signature:___________________________                                           Signature:___________________________

Credit Suisse First Boston makes no representations as to the tax, legal, credit and/or accounting consequences to the client of entering into this type of transaction. Clients are advised to make an independent review of these issues and to reach their own conclusions. Prices are provided for information purposes only. This term sheet represents neither an offer to sell nor a solicitation to buy securities.
